Exhibit (e)(ii)

Distribution Agreement

Appendix A

Name of Fund	Date Added
Legg Mason BW International Opportunities Bond Fund	November 13, 2009
Legg Mason Strategic Real Return Fund	February 26, 2010
Legg Mason BW Diversified Large Cap Value Fund	August 20, 2010
Legg Mason BW Absolute Return Opportunities Fund	February 25, 2011
Legg Mason BW Global High Yield Fund	July 6, 2012
Legg Mason BW Alternative Credit Fund	November 27, 2013
Miller Income Opportunity Trust	February 28, 2014